August 20, 2025

Justin J. File
Acting Chief Executive Officer
MEI Pharma, Inc.
9920 Pacific Heights Blvd.
Suite 150
San Diego, CA 92121

        Re: MEI Pharma, Inc.
            Registration Statement on Form S-3
            Filed August 6, 2025
            File No. 333-289312
Dear Justin J. File:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. We note that your disclosure throughout your prospectus is not consistent as to whether the resale offering applies only to the Common Stock or to the Common
        Stock and the various warrants that appear to be offered for resale. Please either revise throughout, including the following sections as examples of locations where you only address the Common Stock, or revise to remove the resale offering of the various warrants:

              About This Prospectus, page 2;
              Prospectus Summary   The Offering   Selling Stockholders, page 6;
              Prospectus Summary   The Offering   Use of Proceeds, page 6;
 August 20, 2025
Page 2

             Prospectus Summary   The Offering   Plan of Distribution, page 6;
             Prospectus Summary   The Offering   Risk factors, page 6;
             Risk Factors (lead-in paragraph only), page 8;
             Use of Proceeds, page 12;
             Selling Stockholders, page 19 (where you indicate that only Common Stock are being offered and do not include the warrants that are being offered for resale by any of the selling security holders in the table); and
             the fee table (which does not appear to include any of the various warrants).
2. We note your disclosure that the selling stockholders may sell the Securities, which you have defined as including all of the various warrants being offered for resale, at varying prices. However, we also note that while your common stock is listed on
       Nasdaq, the various warrants are not listed or quoted. Therefore, in order to conduct this offering consistent with Rule 415(a)(1)(i) of the Securities Act and Item 501(b)(3)
       of Regulation S-K, the various warrants may only be resold at an initial fixed price (or a range) unless and until the various warrants are listed or quoted on an exchange or trading market, after which the various warrants may be offered and sold at prevailing market prices or at negotiated prices. Please revise to disclose the fixed price (or range) at which the selling security holders will sell the various warrants until the respective warrants are listed or quoted on an exchange or trading market, after which such warrants may be offered and sold at prevailing market prices or at negotiated prices. Ensure that your "Plan of Distribution" section is revised accordingly.
3. If you are offering the various warrants for resale, please make clear on your cover page and in your prospectus summary that there is no established trading market for the various warrants and that you do not intend to apply to list the various warrants on any securities exchange or nationally recognized trading system. We note your risk factor disclosure on page 8 in this regard.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 20, 2025
Page 3

       Please contact Tim Buchmiller at 202-551-3635 or Chris Edwards at 202-551-6761
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Justin W. Chairman, Esq.